Stark Naked Bobbers

May 1, 2014

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Stark Naked Bobbers
Registration Statement on Form S-1
Filed February 26, 2014
File No. 333-192468

Dear Ms. Block:

Stark Naked Bobbers’ submits this letter to you in response to your letter of March 12, 2014, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General Information about the Company, page 3

1.

In the second paragraph you disclose that Mrs. Stark does not have experience being responsible for the preparation of the various Exchange Act reports required to be filed by public companies.  Please disclose how you intend to prepare such reports, including the resources to perform such, and any incremental costs you expect to incur for such resources.  For example, disclose if you intend to hire staff experienced in preparing financial statements pursuant to Exchange Act requirements..

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have included a discussion on how we intend to prepare the various Exchange Act reports required to be filed by public companies. And the incremental costs we expect to incur.  We have provided below the discussion as it now appears in the amended filing.

“We budgeted the costs to prepare and file the various Exchange Act reports in our “Use of Proceeds” section.  The costs of the reports are included in the accounting and legal and professional line items in the “Use of Proceeds.”  Please see section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” sub-section “Proposed Milestones to Implement Business Operations” for a quarterly detailed description of the reporting requirements.”

COMMENT:

2.

Please revise the first sentence of the paragraph on page 4 following the six enumerated items that only the net proceeds after offering expenses of $23,600 as disclosed on page 14 will be available for operations through the next 12 months.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the first sentence in the amended filing to the following:   “The Company believes that the net offering proceeds after offering expenses of $23,600 is sufficient for the company to become operational and sustain operations through the next twelve (12) months.”

COMMENT:

3.

On page 4 you state that the monthly burn rate of $1,430 that you have realized to date includes $6,000 for start up costs.  You also state on page 4 that this monthly burn rate reflects the $5,000 of obligations for the 180 period that the “raise” may take.  Please clarify how the monthly burn rate reflects both of these amounts.  Also confirm the similar disclosure in this regard on page 12.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised this section to state a date that our funds will last given our current burn rate.  We have updated this section and page 12.

COMMENT:

4.

You state on page 4 that the cash you have available is sufficient to meet your obligations until you can initiate the “raise.”  Please clarify this statement since the disclosed cash on hand at February 25, 2014 is only $845 and the amount of the obligations disclosed is $5,000.  Also conform the similar disclosure in this regard on page 37.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised this section to disclose the amount of cash we have on hand as of April 15, 2014 and how long it will last.  We have also updated the “Liquidity” section (previously page 37) to provide consistency thought out the amended filing.

COMMENT:

5.

We note the statement that you anticipate completion of your initial raise prior to your next filing requirements.  Please clarify what you mean by this sentence in terms of your “initial raise” and your next filing requirements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed this sentence in our amended filing.

COMMENT:

6.

Please also revise the second full paragraph on page 4 to state that there is no written commitment from Mrs. Stark to provide funds to the Company to further its business plans.

RESPONSE:

We acknowledge the Staff’s comment and we have added the following statement to the second paragraph on page 4.  “There is no written commitment from Mrs. Stark to provide funds to the Company to further its business plans.”

COMMENT:

7.

We note your response to our prior comment 4.  Please revise to state when your current cash on hand will run out based on your current burn rate and assuming no additional capital is raised, including from this offering.  In addition please continue to update your disclosure for the amount of cash on hand as of the most recently practicable date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised this section to state a date when our funds on hand will run out and the amount of cash we have on hand as of the most recently practicable date.

COMMENT:

8.

Please clarity what “costs of being public” referred to on page 4 consist of, and where in “use of proceeds” such costs are represented.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the section to include a detailed description of what the “cost of being public” consists of and where in the “Use of Proceeds” section such costs are represented.  We have provided a copy of the discussion as it now appears in the amended filing as written below.

“We have budgeted the cost to prepare and file the various Exchange Act reports in our “Use of Proceeds” section.  The costs of the reports are included in the accounting and legal and professional line items in the “Use of Proceeds.  Please see section titled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”  sub-section “Proposed Milestones to Implement Business Operations”  for a quarterly detailed description of the reporting requirements.”

COMMENT:

The Offerings, page 6

9.

The description of the “Use of Proceeds on page 7 should also refer to the payment of costs and expenses in connection with the offering as disclosed on page 14.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing and included the following statement: “The Company planned the “Use of Proceeds” after deducting estimated offering expenses estimated to be $6,640.  The Company intends to use the net offering proceeds of $23,600 to expand our business operations.”

COMMENT:

Risk Factors, page 8

The Company Does Not Carry…To Liability Claims, page 9

10.

You should qualify the statement here in regard to the effect on the manufacturer’s warranty that this is based on your belief.  You should also state, if true, that there is no assurance that the warranty will not be affected.  Please conform the similar disclosure on page 19 for this latter point.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the following statement in the “Risk Factor” section and on page 19.  The statement appears as follows: “Customers remove factory parts and replace them with our kits by following the instructions and it is management’s belief that these kits do not impact the motorcycle owner’s manufacturer’s warranty.  However, there is no assurance that the warranty will not be affected.”

COMMENT:

Information with Respect to the Registrant, page 19

Product Development, page 19

11.

If you are limited to only certain makes or models of motorcycles that you will be able to offer customized seats. Handle bars, lights and fenders for, please clarify that here.  We note you currently indicate that you will be able to offer these customized products for the most popular motorcycles.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our amended filing to disclose that we offer kits for Honda, Yamaha, Kawasaki, Suzuki, and Harley Davidson motorcycle manufacturers.

COMMENT:

12 Month Growth Strategy and Milestones, page 21

12.

Pease revise the first paragraph on page 22 that only the net proceeds after offering expenses of $23,600 as disclosed on page 14 will be available to sustain operations for the 12 month period.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the first sentence in the amended filing to the following:   “The Company believes that the net offering proceeds after offering expenses of $23,600 is sufficient for the company to become operational and sustain operations through the next twelve (12) months.”

COMMENT:

Financial Statements, page 24

13.

Pursuant to Rule 8-08 of Regulation S-X, please update the financial statements in the filing to include financial statements for an interim period ending within 135 days of the effective date of the filing as appropriate.  The financial statements presently included in the filing are current through March 14, 2014.  In regard to any interim period financial statements that may be presented, such statements should include the cost of services performed by your officer during the period.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have updated the financial statements in the filing to include financial statements for the interim period ending January 31, 2014.

COMMENT:

Management’s Discussion and Analysis, page 34

Proposed Milestones to Implement Business Operations, page 35

14.

In regard to the second sentence of the first paragraph, please clarify the costs associated with operation as a public company and what you are trying to convey by the statement that “management is responsible for the preparation of the required documents to keep the costs to a minimum.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified the costs associated with operating as a public company and included the following statement: “The quarterly compliance filing and accounting costs associated with operating as a public company are included in all our budgeted scenarios.”  In addition, we have removed the following statement from the amended filing: “management is responsible for the preparation of the required documents to keep the costs to a minimum.”

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Teresa Stark

Teresa Stark